CLARKESON RESEARCH, INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 2015

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

On August 19, 2009, a shares purchase agreement was entered into between Bellatore, LLC and Clarkeson Research Group Inc. (the "Parent"). Bellatore LLC owned 100% of the stock of Bellatore Securities, Inc. a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. Bellatore Securities applied for a change of control with the Financial Industry Regulatory Authority ("FINRA") which was approved on October 1, 2009. In September 2009, a Board resolution was adopted under the laws of the State of Delaware and Bellatore Securities, Inc. changed its name to Clarkeson Research Inc. (the "Company"). The Company is a whole-owned subsidiary of Clarkeson Research Group, Inc. ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities, corporate debt securities, mutual funds, government securities and municipal securities. The Company introduces its accounts on a fully-disclosed basis. The Company began operations in May 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These financial statements were approved by management and available for issuance on February 10, 2016.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be an S corporation. The Company has also elected S corporation status in New York State. As an S corporation, the Company is not liable for federal income tax. Instead, the taxable income or loss is allocated and taxable to the Parent. Accordingly, no provision for federal income tax has been reflected in the accompanying financial statements. The Company does not file federal and New York State income tax returns. Its operations are included in the consolidated returns of its Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains its cash balances in one financial institution which does not exceed federally insured limits. The Company is not subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. RELATED PARTY TRANSACTIONS

Parent

In August 2012, the Company entered into a service agreement with its Parent for its share of office space as well as other operational activities provided. The agreement expires in 2017. For the year ended December 31, 2015, rental and operational expenses amounted to $29,250 and $113,625, respectively. At December 31, 2015, the Company owed its Parent $84,552 for these services.

Loan

The Parent has loaned the Company $42,950 during the year ended December 31, 2015. This amount is included in the $127,502 Due to Parent at December 31, 2015.

5. RECEIVABLES AND PAYABLES FROM BROKERS

Clearing Deposit

The Company has a clearing agreement under which it is required to maintain a cash deposit with a clearing organization in the amount of $250,000. This clearing deposit shall remain on deposit with the clearing organization for a period no later than thirty (30) days subsequent to the termination of the agreement.

CLARKESON RESEARCH, INC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 2015

5. RECEIVABLES AND PAYABLES FROM BROKERS (CONTINUED)

Trading Receivable
At December 31, 2015, the Company has a receivable from its broker of $5,283 for commissions related to principal trading activities. This receivable was collected in January 2016.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $122,094, which was $112,898 in excess of its required net capital of $9,196. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.

8. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a

specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.